SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-13063
                           NOTIFICATION OF LATE FILING

(Check One):  [   ] Form 10-K   [_] Form 11-K   [_] Form 20-F   [ X ] Form 10-Q
              [___] Form N-SAR

              For Period Ended: December 31, 2000

         [_]      Transition Report on Form 10-K
         [_]      Transition Report on Form 20-F
         [_]      Transition Report on Form 11-K
         [X]      Transition Report on Form 10-Q
         [_]      Transition Report on Form N-SAR
                  For the Transition  Period From:  November 1, 2000 to December
                  31, 2000
         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

AUTOTOTE CORPORATION
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Full Name of Registrant

750 Lexington Avenue, 25th Floor
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Address of Principal Executive Office (Street and Number)

New York, New York  10022
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City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]    [ ]        (a)      The reasons  described in  reasonable  detail in Part
                           III of this  form  could  not be  eliminated  without
                           unreasonable effort or expense;
[X]    [ ]        (b)      The  subject  annual  report,   semi-annual   report,
                           transition  report on Form 10-K, Form 20-F, Form 11-K
                           or Form N-SAR, or portion thereof will be filed on or
                           before the 15th calendar day following the prescribed
                           due  date;  or  the  subject   quarterly   report  or
                           transition  report on Form 10-Q,  or portion  thereof
                           will be filed on or  before  the fifth  calendar  day
                           following the  prescribed  due date;  and
[ ]     [ ]       (c)      The accountant's  statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

         State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  On December 20, 2000, Autotote Corporation determined to change its fiscal year end from October 31 to December 31, beginning with the year ending December 31, 2001. As a result, a transitional report on Form 10-Q was required to be filed by February 14, 2001 for the two-month transitional period ending December 31, 2000. Due to the temporal proximity of the February 14, 2001 filing date and the January 29, 2001 filing of Autotote's Annual Report on Form 10-K for the fiscal year ended October 31, 2000, the need to prepare business segment and other information for periods other than Autotote's fiscal quarters, and the other requirements of the change in fiscal reporting periods for both Autotote Corporation and the recently acquired Scientific Games Holdings Corp., Autotote was unable to complete its internal preparation and review of the information, in the format and detail necessary for the complete transition report, in a timely manner.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                DeWayne E. Laird            (212)                754-2233
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                    (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [X] Yes     [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [ ] Yes     [ X ] No*

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  *The results of operations for the two-month transition period reflect Autotote's acquisition of Scientific Games Holdings Corp. as of September 6, 2000. No other significant change is anticipated to be reflected.


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

                              AUTOTOTE CORPORATION
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   February 15, 2001                 By: /s/ Martin E. Schloss
                                             ----------------------------------
                                          Name:  Martin E. Schloss
                                          Title: Vice President, General Counsel
                                                 and Secretary

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/98)


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